FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

January 18, 2010

Item 3: News Release:

A news release dated and issued on January 18, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Converts $1.5 Million in Debt

Item 5: Full Description of Material Change:

January 18, 2010 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) ("Freegold" or "the Company") is please to announce that it has reached agreement with various unsecured creditors to issue an aggregate of 14,529,440 common shares of the Company ("Common Shares") at a deemed issue price of $0.11 per share in satisfaction of an aggregate of $1,598,238.46 of indebtedness of the Company. The Company has received regulatory approval for the issuance of such shares. The Company has also negotiated favourable terms to repay an additional US$827,454 over three to four years.

"We have been working with our creditors for some time and are very pleased that they have shown the confidence in Freegold and its projects and management team to accept Freegold shares in satisfaction of a significant portion of our indebtedness", said Kristina Walcott, Freegold's President and Chief Executive Officer. "After giving effect to the new debt settlements and reduction in indebtedness from the sale last fall of our Almaden project and the related conversion by Tiomin Resources Inc. of the amount that we owed to it, we are in a much improved financial position compared to where we were a few months ago.  With our recent option agreement on the Golden Summit Project with Western Standard Metals we are continuing to improve our financial position. We certainly appreciate the patience and support of our shareholders and creditors through a very difficult period."

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of January 2010